Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279402

Prospectus Supplement No. 5

(to Prospectus dated May 22, 2024)

Up to 1,213,569 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated May 22, 2024, or the Prospectus, which forms a part of our registration statement on Form S-1 (No. 333-279402). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2024, or the Current Report. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the proposed offer and resale or other disposition from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 1,213,569 shares of common stock, par value $0.001 per share, of Korro Bio, Inc.

We are registering the resale of the shares of common stock pursuant to the selling stockholders’ registration rights under a registration rights agreement between us and the selling stockholders. Our registration of the resale of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell all or any of the shares of common stock. The selling stockholders may offer, sell or distribute all or a portion of their shares of common stock from time to time directly or indirectly through one or more underwriters, broker-dealers or agents, and in one or more public or private transactions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. See the section entitled “Plan of Distribution” for more information.

We will not receive any proceeds from any sale of common stock by the selling stockholders pursuant to this prospectus. We have agreed to bear the expenses in connection with the registration of the resale of the shares of common stock to be offered by this prospectus by the selling stockholders other than any underwriting discounts and commissions or transfer taxes relating to the sale of common stock, which will be borne by the selling stockholders.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and our other filings with the Securities and Exchange Commission.

Our common stock is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “KRRO.” On September 13, 2024, the closing price for our common stock, as reported on Nasdaq, was $41.43 per share.

See the section entitled “Risk Factors” beginning on page 7 of this prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 16, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 13, 2024

Korro Bio, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39062	47-2324450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
60 First Street, 2nd floor, Suite 250 Cambridge, MA		02141
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 468-1999

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	KRRO	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On September 13, 2024, we entered into a research collaboration and license agreement with Novo Nordisk A/S, or Novo Nordisk, pursuant to which we granted Novo Nordisk an exclusive worldwide license under certain intellectual property rights to research, develop, manufacture, commercialize or otherwise exploit certain licensed compounds and licensed products for an initial target in the cardiometabolic field and for a second target (to be nominated by Novo Nordisk within a specified time period as set forth in the agreement).

Under the agreement, we have the potential to receive up to a total of $530.0 million plus tiered royalties and cost reimbursement for our performance of research and development activities for two programs. Such $530.0 million consists of Novo Nordisk agreeing to pay us an upfront fee of $10.0 million for the research program with respect to the initial target, and we are eligible to receive an additional upfront fee for a second research program with respect to the second target (if nominated by Novo Nordisk), as well as milestone payments contingent on the achievement of specified research and clinical development, regulatory and commercial sale milestones for licensed products directed against each of the initial target and the second target (if applicable). In addition, Novo Nordisk agreed to pay us royalties for each potential licensed product developed under the agreement that are an escalating tiered, mid-single digit percentage of the annual net sales of such licensed product and are subject to reduction due to patent valid claim expiration, entry of biosimilar products to the market, payment made under certain licenses for third party intellectual property and Inflation Reduction Act price negotiations.

Under the agreement, we are responsible for certain research and development activities with respect to licensed compounds and licensed products directed against the initial target and the second target (if nominated by Novo Nordisk), and we are eligible to receive cost reimbursement from Novo Nordisk for our performance of such research and development activities under the agreement with respect to such target(s). Novo Nordisk may undertake subsequent worldwide development, manufacturing, marketing and commercialization of the licensed products directed against the initial target and the second target (if applicable).

Subject to the terms of the agreement, we granted Novo Nordisk an exclusive, worldwide, royalty-bearing license, with the right to grant sublicenses, to use certain technology controlled by us for the purpose of researching, developing, manufacturing, commercializing or otherwise exploiting certain licensed compounds and licensed products that contain such licensed compounds, for all uses and indications, including prophylactic, diagnostic, therapeutic, curative, management, mitigation and preventative uses. During the term of the agreement and a two-year post-termination period and on a per target basis, we will not be permitted to research, develop, manufacture, commercialize, or otherwise exploit outside of the collaboration, any product targeting such target.

Unless earlier terminated, the agreement has a term that continues, on a per licensed product and per country basis, until the later of (i) the expiration of the last valid patent claim controlled or invented by us that covers the composition of matter of such licensed product’s licensed compound in such country, and (ii) 10 years after the first reimbursed sale of such licensed product in such country. Novo Nordisk has the right to terminate the agreement without cause in its entirety or on a per research program or per licensed product basis. The agreement may also be terminated by either party based on an uncured material breach by the other party or the bankruptcy of the other party. Upon termination of the agreement due to Novo Nordisk’s actions, the license granted by us to Novo Nordisk to develop, manufacture, commercialize or otherwise exploit the licensed compounds and licensed products will automatically terminate with respect to the terminated research program or terminated licensed product, as applicable. Upon termination of the agreement due to our actions, Novo Nordisk may choose to either have the license granted by us to Novo Nordisk to develop, manufacture, commercialize or otherwise exploit the licensed compounds and licensed products terminate or continue with respect to the terminated research program or terminated licensed product.

The foregoing description of the terms of the agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which we intend to file with the Securities and Exchange Commission as an exhibit to our Quarterly Report on Form 10-Q for the quarter ending September 30, 2024.

Forward-Looking Statements

Certain statements in this current report on Form 8-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statement include, but are not limited to, express or implied statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, express or implied statements regarding our ability to advance any research programs under our agreement with Novo Nordisk; selection of the second target; receipt of the upfront payments; receipt of any milestone or royalty payments under the agreement; as well as our ability to expand the reach of genetic medicines, among others. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including risks inherent in third-party collaborations; achieving development and commercial milestones; successfully developing any approved licensed product, including generating any royalties from commercial sales of such product; as well as risks associated with biopharmaceutical development generally; risks associated with pre-clinical studies and clinical trials and other risks associated with obtaining regulatory approvals and protecting intellectual property; as well as risks associated with general economic conditions; and other risks and uncertainties indicated from time to time in our filings with the SEC, including Part II, Item 1A. “Risk Factors” in our Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024, as such may be amended or supplemented from time to time. Nothing in this current report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this current report on Form 8-K , which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, we do not undertake or accept any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or in the events, conditions or circumstances on which any such statement is based. This current report on Form 8-K does not purport to summarize all of the conditions, risks and other attributes of an investment in our company.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release of Korro Bio, Inc. dated September 16, 2024
104	Cover Page Interactive Data File (Embedded within the Inline XBRL Document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KORRO BIO, INC.

Date: September 16, 2024	By:	/s/ Ram Aiyar

	Name:	Ram Aiyar
	Title:	President and Chief Executive Officer